Archer Daniels Midland Company 4666 Faries Parkway Decatur, IL 62525 T 217.424.5200

January 27, 2009

VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Response Letter Dated December 23, 2008
File No. 001-00044

Dear Mr. Hiller:

This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to your comment letter dated January 13, 2009.  The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 7.  Debt and Financing Arrangements, page 51

1.
We have read your response to prior comment 2, concerning your accounting for and disclosure about the $1.75 billion of Debentures and the Equity Units issued in conjunction with your debt financing in June 2008.

We understand that you allocated the net proceeds between the Debentures and the Equity Units based on the relative fair value of these instruments in accordance with the guidance in APB 14.

We also understand that the holders of these Equity Units are different from holders of warrants in that they have an obligation rather than only an option to buy the underlying security.  Please explain why you believe the allocation guidance in APB 14 is applicable given that the Equity Units do not represent warrants, and explain how you determined that the quarterly contract adjustment payments associated with the Equity Units do not represent an incremental financing cost that should be accounted for in accordance with paragraph 11 of APB 21.

In addition, please explain to us your objectives for structuring this financing arrangement to include the issuance of separate Equity Units in connection with the issuance of the debentures.

Response

Each Equity Unit consists of one 5% ownership interest in one debenture and one forward stock purchase contract. Each holder may transfer or settle the forward contract separately from the debenture. The Company received two forms of consideration for the Equity Units: 1)$1.75 billion in cash representing the par value of the debentures, and 2)$75 million in estimated fair value of the forward stock purchase contracts, in return for an agreement for the Company to pay a series of future payments to the holders of the forward contracts.  The future payments associated with the forward stock purchase contracts (i.e., the contract adjustment payments) represent the estimated fair value of the contracts, which arises from the time value of the contracts.  The intrinsic value of the forward stock purchase contracts at inception was approximately zero, based on the strike price compared to the market price of the Company’s shares.

The Company applied the guidance in SFAS 150, SFAS 133, EITF 00-19 and EITF 01-06 to the forward stock purchase contracts, and determined that the contracts meet the definition of an equity instrument and therefore should be accounted for in shareholders’ equity.  Because the debentures and the forward stock purchase contracts were issued at the same time to the same investor but were determined to be separate units for accounting purposes, the Company looked to the guidance of APB 14 to determine how the proceeds of this multiple element financing transaction should be allocated.  According to APB 14, paragraph 18, “Securities not explicitly discussed in this Opinion should be dealt with in accordance with the substance of the transaction.” The Company believes that the allocation guidance in APB 14 applies to this transaction’s fact pattern by analogy because a freestanding equity instrument (as determined under the guidance noted above) was issued in conjunction with a debt instrument, similar to detachable warrants issued with debt. The Company allocated the $1.825 billion aggregate consideration ($1.75 billion in cash and $75 million representing the fair value of the forward contracts) from the issuance of the Equity Units between the amount representing the fair value of the forward purchase contracts and the amount representing the fair value of the debentures, based on the respective fair values. As a result, the Company recorded approximately $75 million as a reduction in shareholders’ equity associated with the forward stock purchase contracts (an amount equal to the present value of the contract adjustment payments), recorded approximately $75 million as a liability for the Company’s obligation to make the contract adjustment payments, recorded $1.75 billion for the debentures as long-term debt, and recorded increased cash of $1.75 billion.

As discussed in the paragraph immediately above, the consideration received in this transaction was allocated to the debentures and the forward stock purchase contracts based on the respective fair values.  The Company recorded the contract adjustment payments at the present value of the future cash payments, consistent with APB 21.  As a result, the financing cost associated with the debentures will be properly reflected in interest expense as interest is accrued over the life of the debentures, and the financing cost associated with the contract adjustment payments will be recognized each period over the contractual life of the forward contracts.  As the contract adjustment payments represent the fair value of the forward stock purchase contracts at inception and the debt was issued at par with a fair market rate of interest for similar securities, the contract adjustment payments are not an unstated right or privilege with respect to the debt.

The Company’s objective in issuing the equity units was to ensure adequate liquidity and financial flexibility, while maintaining the Company’s A/A2 credit rating.  In the Company’s discussions with the credit rating agencies, it was determined that the rating agencies would categorize a significant portion of this type of instrument as equity for rating purposes, which was attractive to the Company from a capital structure perspective.  The interest paid on the debentures is deductible for income tax purposes, which makes the offering less costly than a mandatorily convertible preferred equity offering.  Based on discussions with the Company’s financial advisors, it was determined that a larger number of potential investors would be interested in an equity units offering as compared to either a mandatorily convertible preferred equity offering or a traditional offering of common stock.   Maximizing investor demand helped the Company achieve better pricing and minimize marketing risk.

2.
We understand from your response to prior comment 2 that you have assigned a zero value to the forward purchase contacts.  However, we note that you have valued the periodic contract adjustment payments required by the contracts at $75 million which you recorded as a reduction to shareholder’s equity.  Please reconcile the inconsistencies in these valuations.  Also explain how you allocated a $35 million in issuance cost to the equity portion of the Equity Units.

Response

To clarify the Company’s response to prior comment 2, the total fair value of the forward stock purchase contracts was estimated to be approximately $75 million. All of this fair value was associated with the time value element of the contracts, and will be satisfied by the Company’s future cash payments to the contract holders. The intrinsic value element of the forward stock purchase contracts, at inception, was approximately zero based on the strike price compared to the market price of the Company’s shares.

The Company allocated a portion of the issuance costs to the debentures based on a representative amount of expenses the Company would typically pay for a debt issuance of this size and similar duration.  Using the residual method, as is consistent with the Company’s policy, the remaining amount of issuance costs were allocated to the forward contracts and therefore reduced paid-in capital.

3.
We note your disclosure on page 53 in which you explain that concurrent with the issuance of convertible senior notes in 2007, you purchased call options and sold warrants in private transactions with the intention of reducing the potential dilution upon future conversions of the Notes and effectively increasing the conversion price of the notes.  Further, we note you recorded the net cost of the call option and warrant transactions as a reduction of shareholders’ equity.  Please provide details of the salient terms of these arrangements.  In addition, tell us whether any of these transactions were entered into with the same counterparty.  Finally, explain how you determined that the cost of the call options did not represent an incremental financing cost that would need to be accounted for in accordance with paragraph 11 of APB 21.

Response

In February, 2007, the Company sold warrants to counterparties at a cost of $170,085,000 to purchase 26,259,445 shares of the Company’s stock at an initial price of $62.56.  Pursuant to the warrant agreements, the warrants can be settled, at the Company’s option, in cash or shares.  The number of shares delivered under the warrants cannot exceed 40,000,000 shares and the warrants can be settled with unregistered shares. The warrants expire forty consecutive full exchange business days beginning on and including May 16, 2014.  Under a separate agreement, the Company purchased call options from counterparties at a cost of $299,460,000.  The call options allow the Company to receive shares and/or cash related to the excess of the current market price of the Company’s stock over the exercise price of the options.  The options have an initial strike price of $43.79, can be settled in unregistered shares and the number of shares to be delivered cannot exceed 40,000,000. The call options are modified American-style options and expire the earliest of (1) the maturity date of the senior notes, (2) the first day on which none of the senior notes remain outstanding, or (3) the occurrence of an additional termination event as defined in the call option agreement. The convertible senior notes mature on February 15, 2014.  However, holders may convert their senior notes prior to the close of business on the business day before the stated maturity date under certain circumstances identified in the offering memorandum. The notes, call options and warrants were issued to different counterparties.

The call options contain rights and privileges that are distinct and separate from the notes. As noted above, the call options were entered into with different counterparties than the holders of the notes, and therefore, do not provide any unstated rights or privileges to the note holders.  Accordingly, paragraph 11 of APB 21 is not applicable. The cost the Company paid for the call options represented the estimated fair value based on the call options’ rights and privileges. The Company applied the guidance in SFAS 150, SFAS 133, EITF 00-19 and EITF 01-06 and determined that the call options meet the definition of an equity instrument and therefore should be accounted for in shareholders’ equity.

Closing Comments

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ S. R. Mills
S. R. Mills
Executive Vice President &
Chief Financial Officer